

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Timothy S. Patterson
Chief Financial Officer
CTI Industries Corporation
22160 N. Pepper Road
Lake Barrington, Illinois 60010

> **Re:** **CTI Industries Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 0-23115**

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

Advertising and Marketing, page 21

1. Please tell us why your advertising and marketing account includes a deduction for credit charges in the amount of $217,000 related to customer returns of

vacuum sealing system products and the authoritative guidance you are relying on to support your accounting.

Controls and Procedures, page 30

2.   We note your disclosure stating that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated, as appropriate, to allow for timely decisions regarding required disclosure as of December 31, 2014. Please comply with Item 307 of Regulation S-K which requires that your principal officers conclude on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report.

Exhibit 99.1

Flexo Univeral, S.A. DE C.V Financial Statements

Audit Report, page 3

3.   Please obtain a revised audit report from your auditors which addresses the following issues:

- Include a statement in the introductory paragraph that the financial statements for the fiscal year ended December 31, 2013, have been audited, if true, in addition to the fiscal year ended December 31, 2014. If the year 2013 has not been audited, undertake to obtain audited financial statements, and include an audit opinion in the Exhibit to your filing.

- Appropriately opine on the financial statements in the opinion paragraph for both fiscal years ended December 31, 2013, and December 31, 2014, if they have both been audited. In this regard, we note the financial position for the year ended December 31, 2014, is included, but not for the year ended December 31, 2013, and the results of operations and cash flows for the year ended December 31, 2013, are included, but not for the year ended December, 31, 2014.

- We note the opinion paragraph refers to accounting principles generally accepted in the United States of America; however, Note 2 to the financial statements states they have been prepared in accordance with

> Financial Reporting Standards applicable Mexico (FRS). Add a paragraph above the opinion paragraph which states the basis of presentation and refers to the note to the financial statements that describes the basis and states that the basis of presentation is a comprehensive basis of accounting other than generally accepted accounting principles. In addition, revise the opinion paragraph to express, if true, that the financial statements are presented fairly, in all material respects, in conformity with the basis of accounting described. Refer to AU Section 625.05 for guidance.

Note 2- Main Accounting Policies, page 8

4. We note your disclosure stating, "The main accounting policies adopted by the company are in accordance with Financial Reporting Standards applicable Mexico (FRS), as well as the Interpretations to Financial Reporting Standards (FRS), only in a supplementary way International Financial Reporting Standards (IFRS) will apply. In this regard, please expand your disclosures to include a reconciliation of your financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F, or tell us why you believe this guidance does not apply to you. Alternatively, you may wish to submit a letter to the Division of Corporation Finance's Office of the Chief Accountant requesting a relief from reconciliation. Be sure to include the reasons why you are requesting relief from the disclosure rules in your letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction